Exhibit 3.1

EPSILON ENERGY LTD. (THE “CORPORATION”)

SECTION 4.02 OF THE BY-LAWS OF THE CORPORATION APPROVED BY THE DIRECTORS OF THE CORPORATION ON JANUARY 29, 2021 AS FOLLOWS:

4.02 QUALIFICATION. The following persons are disqualified from being a director of the Corporation:

a)	anyone who is less than 18 years of age;
b)	anyone who
i.	is a dependent adult as defined in The Dependent Adults Act or is the subject of a certificate of incapacity under that Act,
ii.	is a formal patient as defined in The Mental Health Act, 1972,
iii.	is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or
iv.	has been found to be a person of unsound mind by a court elsewhere than in Alberta;
c)	a person who is not an individual;
d)	a person who has the status of bankrupt.

A director need not be a shareholder.

SECTION 4.09 OF THE BY-LAWS OF THE CORPORATION APPROVED BY THE DIRECTORS OF THE CORPORATION ON JANUARY 29, 2021 AS FOLLOWS:

4.09 [intentionally omitted]

SECTION 5.01 OF THE BY-LAWS OF THE CORPORATION APPROVED BY THE DIRECTORS OF THE CORPORATION ON JANUARY 29, 2021 AS FOLLOWS:

5.01 COMMITTEE OF DIRECTORS.  The board may appoint a committee of directors, however designated, or a managing director, and delegate to such committee or managing director any of the powers of the board except those which, under the Act, a committee of directors or managing director has no authority to exercise. A committee may be comprised of one director.

SECTION 6.01 OF THE BY-LAWS OF THE CORPORATION APPROVED BY THE DIRECTORS OF THE CORPORATION ON JANUARY 29, 2021 AS FOLLOWS:

6.01 APPOINTMENT OF OFFICERS.  Subject to any unanimous shareholder agreement, the board may from time to time appoint a chairman of the board, a managing director, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Except for a managing director and a chairman of the board, an officer may but need not be a director and one person may hold more than one office.  The president or such other officer as the board may designate, shall be the chief executive officer of the Corporation.

SECTION 6.03 OF THE BY-LAWS OF THE CORPORATION APPROVED BY THE DIRECTORS OF THE CORPORATION ON JANUARY 29, 2021 AS FOLLOWS:

6.03 MANAGING DIRECTOR.  The board may from time to time appoint a director to act as managing director.  If appointed, he shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers ‘and duties as the board may specify.  During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

The bylaws, as amended, are currently effective, and the Board is required by the Business Corporations Act (Alberta), as amended (the “ABCA”), to submit the bylaw amendment to shareholders for consideration at the Company’s next shareholder meeting (the “Meeting”). The amendments to the bylaw will cease to be effective if they are not ratified and confirmed by the shareholders at the Meeting.